sembcorp

RECEIVED

2009 MAR 26 A 10: 08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

09045687

SUPPL

27 February 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

3/26

PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP DELIVERS HEALTHY PERFORMANCE IN FY2008

- **FY2008 profit up 6% to S$507 million excluding 2007 tax write-back**

SINGAPORE, February 26, 2009 – Sembcorp Industries (Sembcorp) reported a profit after tax and minority interest (PATMI) of S$507 million for the full year ended December 31, 2008 (FY2008). Excluding a write-back of S$48 million of tax provision recorded in 2007, this represents a 6% growth over FY2007 PATMI of S$478 million. Turnover for the Group increased 15% to S$9.9 billion, while profit before tax grew 11% to S$906 million.

Sembcorp's return on equity stood at 18%, and earnings per share was 28.5 cents. Economic Value Added grew 22% to S$511 million.

Sembcorp's Utilities and Marine businesses continued to be its main profit contributors, accounting for 92% of Group PATMI. Marine's contribution to Group PATMI rose 32% to S$290.6 million, mainly due to higher revenue and operating margins from its rig building and ship repair businesses. During the year, Marine secured S$5.7 billion of new orders, bringing its year-to-date net orderbook to a record S$9.0 billion, with completions and deliveries stretching till 2012. Utilities' PATMI stood at S$200.3 million with its Singapore and UK operations contributing S$130.8 million and S$67.6 million respectively.

Mr Tang Kin Fei, Group President & CEO of Sembcorp Industries, said: "Sembcorp delivered a credible set of results for the year despite the rapid deterioration of the global economic environment in the last few months of 2008.

sembcorp

"The year ahead will not be easy with the global economic slowdown and tightening credit markets. Nevertheless, we believe Sembcorp has the businesses, market position and organisational ability to face the challenges ahead. Backed by strong operating cash flows and a sound balance sheet, the Group is also well-placed to take advantage of opportunities to make strategic moves that would help us to position our company for the future."

2008 Dividend

The Board of Directors is pleased to propose a final tax exempt one-tier dividend of 11.0 cents per ordinary share for 2008. If approved by shareholders, this will be paid on May 8, 2009.

FY2009 Outlook

The global economic and financial environment is expected to remain very challenging for the rest of the year.

Contribution of our overseas companies may be affected by currency movements when their profits are translated into Singapore dollars.

With a focus on cost management, productivity improvements and operational excellence, Sembcorp remains committed to proactive and prudent management of its existing businesses and should be able to weather the difficult times ahead.

Backed by healthy operating cash flows and a sound balance sheet, Sembcorp is also well-placed to capitalise on opportunities that may arise.

Highlights from Sembcorp's FY2008 Financial Results

- Turnover of S$9.9 billion, up 15%
- PBT of S$906 million, up 11%
- PATMI of S$507 million, up 6% excl. tax write-back of S$48 million
- ROE at 18%
- EVA at S$511 million, up 22%
- Strong balance sheet and cash flow
  - Net cash
  - Operating cash flow of S$1.0 billion
- Proposing final tax exempt one-tier dividend of 11.0 cents per ordinary share

– END –

For media and analysts' queries please contact:

April Lee (Ms)
Senior Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com

Ng Lay San (Ms)
Assistant Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8 billion and employs more than 7,000 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

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Notice of Book Closure Date for Dividend *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	26-Feb-2009 17:20:15
Announcement No.	00085

>> Announcement Details

The details of the announcement start here ...

Corporate Action details (e.g. Rights ratio, dividend ratio, tax rate, etc) *	Final tax exempt 1-Tier dividend of 11.0 cents per ordinary share
Record Date *	24-04-2009
Record Time *	17:00
Date Paid/Payable (if applicable)	08-05-2009

Footnotes	The proposed final tax exempt 1-Tier dividend of 11.0 cents per ordinary share, if approved at the AGM to be held on April 20, 2009, will be paid on May 8, 2009. Notice is hereby given that the Register of Members and Share Transfer Books of the Company will be closed on April 27, 2009. Duly completed transfers of shares received by the Company's Share Registrar, M&C Services Private Limited at 138 Robinson Road #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on April 24, 2009 will be registered to determine shareholders' entitlements to the proposed dividend.

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Co Regn No: 199802418D

sembcorp

Divestment of QianAn Henghui Cogeneration Company

Singapore, February 24, 2009 Sembcorp Industries (the "Group") announces that its wholly-owned subsidiary, Sembcorp Utilities, has divested its entire 25% shareholdings in QianAn Henghui Cogeneration Company (the "EJV") to New Zealand Power Investment. Following the divestment, the EJV has ceased to be an associate of the Group.

The EJV was incorporated in the People's Republic of China and owns and operates a 21 megawatt cogeneration plant. This divestment follows the Group's efforts to streamline its operations.

The consideration for the sale, which amounts to RMB 3.3 million (approximately S$ 720,000), was based on the net realisable value of land as at December 31, 2008.

This divestment is not expected to have a material impact on the Group's earnings per share and the net tangible asset value per share for the financial year ending December 31, 2009. None of the directors or the controlling shareholders of Sembcorp Industries has any interest, direct or indirect, in the divestment.

By Order of the Board

Ms Kwong Sook May
Company Secretary

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	20 February 2009	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	7125	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	8,257,117
		After change	8,249,992
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.46%
		After change	0.46%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	$29,537.09	

Kwong Sook May
Company Secretary

20 February 2009